UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

1. Press Release dated July 26, 2023: Safe Bulkers, Inc. Reports Second Quarter 2023 Results and

Declares Dividend on Common Stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2023

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Reports Second Quarter 2023 Results and

Declares Dividend on Common Stock

Monaco – July 26, 2023 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three and six month periods ended June 30, 2023. The Board of Directors of the Company also declared a cash dividend of $0.05 per share of outstanding common stock.

Financial highlights
In million U.S. Dollars except per share data	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Six Months 2023	Six Months 2022
Net revenues	70.6	66.8	86.7	93.7	91.6	137.5	169.3
Net income	15.4	19.3	34.9	51.0	50.3	34.7	86.7
Adjusted net income[1]	15.3	14.2	37.0	48.8	50.4	29.5	82.7
EBITDA[2]	34.4	38.2	53.8	69.1	66.5	72.6	117.5
Adjusted EBITDA [2]	34.3	33.1	56.0	66.9	66.5	67.4	113.5
Earnings per share basic and diluted[3]	0.12	0.15	0.28	0.41	0.40	0.27	0.67
Adjusted earnings per share basic and diluted [3]	0.12	0.10	0.29	0.39	0.40	0.22	0.64

Average daily results in U.S. Dollars
Time charter equivalent rate[4]	17,271	15,760	21,078	23,403	25,050	16,514	23,247
Daily vessel operating expenses[5]	6,477	5,550	5,323	4,949	4,981	6,017	5,343
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses[6]	5,224	5,132	4,822	4,571	4,648	5,179	4,782
Daily general and administrative expenses[7]	1,435	1,493	1,437	1,360	1,382	1,464	1,449

1 Adjusted Net income is a non-GAAP measure. Adjusted Net income represents Net income before impairment and loss on vessels held for sale, gain/(loss) on sale of assets, gain/(loss) on derivatives, early redelivery income/(cost), other operating expense and gain/(loss) on foreign currency. See Table 4.

2 EBITDA is a non-GAAP measure and represents Net income plus net interest expense, tax, depreciation and amortization. See Table 4. Adjusted EBITDA is a non-GAAP measure and represents EBITDA before gain/(loss) on derivatives, early redelivery income/(cost), other operating expenses and gain/(loss) on foreign currency. See Table 4.

3 Earnings per share ("EPS") and Adjusted EPS represent Net Income and Adjusted Net income less preferred dividend divided by the weighted average number of shares respectively. See Table 4.

4 Time charter equivalent ("TCE") rate represents charter revenues less commissions and voyage expenses divided by the number of available days. See Table 5.

5  Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the number of ownership days for such period. See Table 5.

6 Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by the number of ownership days for such period. See Table 5.

7  Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by the number of ownership days for such period. See Table 5.

Selected financial highlights
In million U.S. Dollars	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022
Total cash[8]	88.5	98.7	123.3	121.7	139.4
Undrawn revolving credit facilities[9]	128.5	109.0	145.0	144.3	135.4
Financing commitments[10]	80.7	148.2	51.0	—	20.0
Unsecured debt[11]	106.7	106.5	104.6	95.4	101.8
Secured debt[12]	339.0	316.0	309.8	344.2	322.9
Total debt[13]	445.7	422.5	414.4	439.6	424.7
Number of vessels at period end	45	44	44	44	42
Average age of fleet	10.60	10.59	10.72	10.47	10.47
Net debt per vessel[14]	7.9	7.4	6.6	7.2	6.8

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: "Key developments of the second quarter include the weakening of the chartering market, which we believe is reflective of economic growth uncertainties, and the delivery of our fourth newbuild. Our strong liquidity and comfortable leverage enable us to be flexible with our capital, and at the same time reward our shareholders with a dividend of five cents per share of common stock."

Environmental Social Governance  - 2022 Sustainability Report

In July 2023, the Company issued its 2022 Sustainability Report describing the progress of its environmental, social and governance ("ESG") practices and its vision towards a continual enhancement of its ESG standards. The 2022 Sustainability Report has been prepared in accordance with the standards provided in the new Global Reporting Initiative ("GRI") Sustainability Reporting Guidelines, and the Sustainability Accounting Standards Board ("SASB") recommendation for maritime transport, alongside additional indicators that are materially important to us and our stakeholders. We also support the UN Sustainable Development Goals and have focused on areas which we believe have the greatest impact. The report is available for download and can be accessed from the Company's website using the link: https://www.safebulkers.com/sustainability2022

Environmental Social Governance and Responsibility - Environmental investments - Dry-dockings

The Company is continuing the environmental upgrade program of its existing fleet in relation to International Maritime Organization ("IMO") greenhouse gas ("GHG") emission regulations. As of July 21, 2023, 14 vessels in total have been upgraded, with 7 more vessels targeted for upgrade by the end of 2023. The low friction paint applications that are part of the environmental upgrades are recorded as operating expenses, while energy saving devices are capitalized and recorded as capital expenditures.

8 Total Cash represents Cash and cash equivalents plus Time deposits and Restricted cash.

9 Undrawn borrowing capacity under revolving reducing credit facilities.

10 Secured financing commitments for loan and sale and lease back financings.

11 Unsecured debt represents the five year tenor unsecured non-amortizing bond, net of deferred financing costs, maturing in February 2027.

12 Secured debt represents Long-term debt plus current portion of long-term debt, net of deferred financing costs.

13 Total Debt represents Unsecured debt plus Secured debt.

14 Net debt per vessel represents Total Debt less Total Cash divided by the number of vessels at periods end.

During the second quarter of 2023, the Company completed environmental upgrades on six vessels, namely the MVs Koulitsa 2, Maritsa, Kanaris, Andreas K, Marina and Aghia Sophia, including exhaust gas cleaning device ("Scrubber") installation on the Capesize class vessel Aghia Sophia. During the second quarter of 2023, the Company commenced environmental upgrades, which were still ongoing as of July 21, 2023, on the MVs Pedhoulas Commander and Lake Despina, including Scrubber installation on the Capesize class vessel Lake Despina. During the third quarter of 2023, the Company has scheduled in total environmental upgrades during dry-dockings on four vessels, with an estimated aggregate number of 120 down-time days. The Company continues to use biofuels in certain voyages, targeting a lower carbon factor and lower environmental impact through the consumption of less fossil fuel.

Furthermore, the Company has a newbuild program of 12 vessels in aggregate, of which 10 are Japanese-built and two Chinese-built, designed to meet the IMO regulations related to the reduction of GHG and NOx emissions (the ''IMO GHG Phase 3 - NOx Tier III''). Four of such newbuild vessels have already been delivered to us. The aggregate capital expenditure of the newbuild program is approximately $409.6 million, of which $209.3 million are remaining as of July 21, 2023.

Fleet update

As of July 21, 2023, we had a fleet of 44 vessels, consisting of 11 Panamax, 7 Kamsarmax, 18 Post-Panamax and 8 Capesize vessels, with an aggregate carrying capacity of 4.5 million dwt and an average age of 10.6 years. Twelve vessels in our fleet are eco-ships built after 2014, and four vessels are IMO GHG Phase 3 - NOx Tier III ships built 2022 onwards.

Orderbook

As of July 21, 2023, we had an orderbook of eight IMO GHG Phase 3 - NOx Tier III Kamsarmax class newbuilds, with three scheduled deliveries in 2023, three in 2024 and two in the first half of 2025.

Newbuild delivery

In June 2023, the Company took delivery of the Post-Panamax class vessel MV Climate Justice, its fourth IMO GHG Phase 3 - NOx Tier III, Japanese newbuild.

Vessel sale

In March 2023, the Company entered into an agreement to sell MV Efrossini, a 2012 Japanese-built, Panamax class vessel to an unaffiliated third party at a gross sale price of $22.5 million with a forward delivery date and charter her back at a gross daily charter rate of $16,050 for a period of ten to fourteen months. The sale was consummated in July 2023.

Chartering our fleet

Our vessels are used to transport bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes. We intend to employ our vessels on both period time charters and spot time charters, according to our assessment of market conditions. Our customers represent some of the world’s largest consumers of marine drybulk transportation services. The vessels we deploy on period time charters provide us with visible and relatively stable cash flows, while the vessels we deploy in the spot market allow us to maintain our flexibility in low charter market conditions as well as provide an opportunity for a potential upside in our revenue when charter market conditions improve. The chartering of our vessels is arranged by our Managers15 without any management commission. As of July 21, 2023, we employed, or had contracted to employ, (i) 13 vessels in the spot time charter market (with up to three months original duration) and (ii) 32 vessels in the period time charter market (with original duration in excess of three months). Of the vessels chartered in the period time charter market, 12 have an original duration of more than one year, 11 of which  have an original duration of more than two years. As of July 21, 2023, the average remaining charter duration across our fleet was 0.9 years.

As of July 21, 2023, we had contracted revenue of approximately $212.3 million, net of commissions, from our non-cancellable spot and period time charter contracts excluding the Scrubber benefit. Given the volatility associated with the Capesize charter market, as of July 21, 2023, all eight of our Capesize class vessels have been chartered in period time charters, five of which have remaining charter durations exceeding one year. As of July 21, 2023, the average remaining charter duration of our Capesize class vessels was 2.4 years and the average daily charter hire was $22,178, resulting in a contracted revenue of approximately $153.4 million net of commissions, excluding the additional compensation related to the use of Scrubbers. During the second quarter of 2023, we operated 44.01 vessels, on average earning a TCE of $17,271 compared to 41.04 vessels earning a TCE of $25,050 during the same period in 2022. Our contracted fleet employment profile as of July 21, 2023, is presented in Table 1.

Table 1: Contracted employment profile of fleet ownership days as of July 21, 2023

2023 (remaining)	58%
2023 (full year)	79%
2024	26%
2025	13%

Debt

As of June 30, 2023, our consolidated debt before deferred financing costs was $453.2 million, including the €100 million - 2.95% p.a. fixed coupon, non amortizing, unsecured bond issued in February 2022, maturing in February 2027. As of June 30, 2023, our consolidated leverage16 was approximately 35% and our weighted average interest rate during the three-month period ended June 30, 2023 was 5.94% inclusive of the applicable loan margin. During the three-month period ended June 30, 2023, we made scheduled principal payments of $6.2 million, voluntary debt prepayments of $10.0 million and drawings of $39.0 million on our revolving facilities. The repayment schedule of our debt as of June 30, 2023, is presented in Table 2 below:

Table 2: Loan repayment Schedule as of June 30, 2023

(in USD million)

Ending December 31,	2023	2024	2025	2026	2027	2028	2029	2030-2032	Total
Secured debt	36.9	22.0	72.3	93.7	36.1	50.4	5.6	27.4	344.4
Unsecured debt	0.0	0.0	0.0	0.0	108.8	0.0	0.0	0.0	108.8
Total debt	36.9	22.0	72.3	93.7	144.9	50.4	5.6	27.4	453.2
Fleet scrap value[17]									385.1

15 Safety Management Overseas S.A., Safe Bulkers Management Monaco Inc., and Safe Bulkers Management Limited, each of which is referred to herein  as "our Manager" and collectively "our Managers".

16 Consolidated leverage is a non-GAAP measure and represents total consolidated liabilities divided by total consolidated assets. Total consolidated assets are based on the market value of all vessels, as provided by independent broker valuers on quarter-end, owned or leased on a finance lease taking into account their employment, and the book value of all other assets. This measure assists our management and investors by increasing the comparability of our leverage from period to period.

17 The fleet scrap value is calculated on the basis of fleet aggregate light weight tons ("lwt") and market scrap rate of $557.5/lwt ton (Clarksons data), on June  30, 2023.

Liquidity, capital resources, capital expenditure requirements and debt as of June 30, 2023

We had $88.5 million in cash, cash equivalents, bank time deposits and restricted cash, $128.5 million in undrawn borrowing capacity available under existing revolving reducing credit facilities and $80.7 million in undrawn borrowing capacity available under two loans relating to two newbuild vessels as well as one sale and leaseback agreement with purchase obligation in relation to a newbuild vessel. We had paid $73.8 million for our capital expenditure requirements in relation to our orderbook. Furthermore, we had contracted revenue of approximately $232.1 million, net of commissions, from our non-cancellable spot and period time charter contracts excluding the Scrubber benefit, and additional borrowing capacity in connection with the financing of seven unencumbered vessels and four newbuilds upon their delivery.

We had a fleet of 45 vessels, an orderbook of eight newbuilds and a contract to sell one vessel. The remaining capital expenditure requirements were $210.1 million in aggregate, consisting of $209.3 million relating to the eight newbuilds on order, and $0.8 million relating to two Scrubber retrofits. The schedule of payments of the remaining capital expenditure requirements is $92.6 million in 2023, $74.5 million in 2024 and $43.0 million in 2025.

We had $453.2 million of outstanding consolidated debt before deferred financing costs, including the unsecured bond issued in February 2022.

Liquidity, capital resources, capital expenditure requirements and debt as of July 21, 2023

We had $96.7 million in cash, cash equivalents, bank time deposits, restricted cash, $152.5 million in undrawn borrowing capacity available under existing revolving reducing credit facilities and $80.7 million in undrawn borrowing capacity available under two loans relating to two newbuild vessels as well as one sale and leaseback agreement with purchase obligation in relation to a newbuild vessel. We had paid $73.8 million for our capital expenditure requirements in relation to our orderbook. Furthermore, we had contracted revenue of approximately $212.3 million, net of commissions, from our non-cancellable spot and period time charter contracts excluding the Scrubber benefit, and additional borrowing capacity in connection with the financing of seven unencumbered vessels and four newbuilds upon their delivery.

We had a fleet of 44 vessels and an orderbook of eight newbuilds. The remaining capital expenditure requirements were $210.1 million in aggregate, consisting of $209.3 million relating to the newbuilds on order and $0.8 million relating to two Scrubber retrofits. The schedule of payments of the remaining capital expenditure requirements is $92.6 million in 2023, $74.5 million in 2024 and $43.0 million in 2025.

We had $431.6 million of outstanding consolidated debt before deferred financing costs, including the unsecured bond.

Common Stock Repurchase Program

In June 2022, the Company authorized a program under which it may from time to time in the future purchase up to 5,000,000 shares of its common stock. In March 2023, the Company authorized the increase of the share repurchase to a total of up to 10,000,000 shares of its common stock, of which all had been repurchased and canceled. In May 2023, the Company authorized a program under which it may from time to time in the future purchase up to 5,000,000 shares of its common stock. As of July 21, 2023, 139,891 shares of common stock, representing approximately 3% of the program, had been repurchased and canceled, and the program has been suspended.

Dividend Policy

In April 2023, the Board of Directors of the Company declared a cash dividend of $0.50 per share on each of its  Series C preferred shares (NYSE: SB.PR.C) and Series D preferred shares (NYSE: SB.PR.D) for the period from January 30, 2023 to April 29, 2023. The dividend was paid on May 1, 2023 to the shareholders of record as of April 20, 2023. In July 2023, the Board of Directors of the Company declared a cash dividend of $0.50 per share on each of its Series C preferred shares (NYSE: SB.PR.C) and Series D preferred shares (NYSE: SB.PR.D) for the period from April 30, 2023 to July 29, 2023. Each dividend will be paid on July 31, 2023, to all shareholders of record as of July 20, 2023 of the Series C Preferred Shares and of the Series D Preferred Shares, respectively.

On July 26, 2023, the Board of Directors of the Company declared a cash dividend on the Company’s common stock of $0.05 per share which is payable on September 1, 2023 to the shareholders of record of the Company's common stock at the closing of trading on August 18, 2023. As of July 21, 2023, the Company had 111,596,253 shares of common stock issued and outstanding.

The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. There is no guarantee that the Company’s Board of Directors will determine to issue cash dividends in the future. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, fleet employment profile, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to the Company’s growth, fleet renewal and leverage strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in the Company’s existing and future debt instruments; and (v) global economic and financial conditions.

War in Ukraine

As a result of the war between Russia and Ukraine which commenced in February 2022, the US, the EU, the UK, Switzerland and other countries and territories have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and nationals. We intend on complying with these requirements and addressing their potential consequences. While we do not have any Ukrainian or Russian crews, our vessels currently do not sail in the Black Sea and we conduct limited operations in Russia and Ukraine, we will continue to monitor the situation to assess whether the conflict could have any impact on our operations or financial performance.

Conference Call

On Thursday, July 27, 2023, at 10:00 A.M. Eastern Time, the Company’s management team will host a conference call to discuss the Company’s financial results.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In), or +0 800 756 3429 (UK Toll-Free Dial In). Please quote “Safe Bulkers” to the operator and/or conference ID 13740139. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website www.safebulkers.com, and click on Events & Presentations. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Second Quarter 2023 Results

During the second quarter of 2023, we operated in a gradually weakening charter market environment compared to the same period in 2022, with decreased revenues due to lower hires, decreased earnings from Scrubber fitted vessels, increased operating expenses, and higher interest expenses due to increasing interest rates. During the second quarter of 2023, we operated 44.01 vessels on average earning an average TCE of $17,271 compared to 41.04 vessels earning an average TCE of $25,050 during the same period in 2022. The Company's net income for the second quarter of 2023 was $15.4 million compared to net income of $50.3 million during the same period in 2022. The main factors driving the change in net income are as follows:

Net revenues: Net revenues decreased by 23% to $70.6 million for the second quarter of 2023, compared to $91.6 million for the same period in 2022. This is primarily due to lower revenues from hires and decreased revenues earned by our Scrubber fitted vessels.

Vessel operating expenses: Vessel operating expenses increased by 39% to $25.9 million for the second quarter of 2023 compared to $18.6 million for the same period in 2022 mainly due to: (i) dry docking expenses which increased to $4.9 million related to four fully completed and four partially completed drydockings during the second quarter of 2023 including additional costs for low-friction paints as part of environmental upgrades which are expensed, compared to $0.9 million related to three partially completed drydockings for the same period of 2022, (ii) spare parts increase to $3.1 million for the second quarter of 2023, compared to $1.7 million for the same period in 2022, mainly as a result of the increased average number of vessels during the second quarter of 2023 and the increased number of dry-dockings, (iii) crew wages increase to $8.8 million for the second quarter of 2023, compared to $8.0 million for the same period in 2022, mainly due to the increased average number of vessels during the second quarter of 2023, and (iv) stores and provisions expenses increase to $2.8 million for the second quarter of 2023, compared to $2.1 million for the same period in 2022, mainly as a result of the increased average number of vessels during the second quarter of 2023.The Company expenses dry-docking and pre-delivery costs as incurred, which costs may vary from period to period. Excluding dry-docking costs and pre-delivery expenses of $5.0 million and $1.2 million for the second quarter of 2023 and 2022, respectively, vessel operating expenses increased by 20% to $20.9 million during the second quarter of 2023 in comparison to $17.4 million during the same quarter of 2022. Dry-docking expense is related to the number of dry-dockings in each period and pre-delivery expenses are related to the number of vessel deliveries and second hand acquisitions in each period. Other shipping companies may defer and amortize dry-docking expense, while many do not include dry-docking expenses within vessel operating expenses costs but present these separately.

Depreciation: Depreciation expense increased by $1.0 million, or 8% to $13.2 million for the second quarter of 2023, compared to $12.2 million for the same period in 2022, mainly due to the increased number of vessels during the second quarter of 2023.

Interest expense: Interest expense increased to $5.7 million in the second quarter of 2023 compared to $3.5 million for the same period in 2022. This change is mainly due to the increased weighted average interest rate of 5.94% during the second quarter of 2023, compared to 2.93% for the same period in 2022, as a result of the higher USD rates environment.

Daily vessel operating expenses: Daily vessel operating expenses, calculated by dividing vessel operating expenses by the ownership days of the relevant period, increased by 30% to $6,477 for the second quarter of 2023 compared to $4,981 for the same period in 2022 mainly due increased number of dry-dockings and environmental upgrades. Daily vessel operating expenses excluding dry-docking and predelivery expenses increased by 12%  to $5,224 for the second quarter of 2023 compared to $4,648 for the same period in 2022 mainly due to increased average number of vessels operated and the inflationary environment.

Daily general and administrative expenses18: Daily general and administrative expenses, which include management fees payable to our Managers and daily company administration expenses, increased by 4% to $1,435 for the second quarter of 2023, compared to $1,382 for the same period in 2022, as a result of increased public company expenses during the second quarter of 2023.

Balance sheet

Assets held for sale/Liabilities directly associated with assets held for sale: As of June 30, 2023, we had classified the assets and liabilities directly associated with the vessel MV Efrossini as assets held for sale and presented them on the balance sheet separately under (a) current assets in the amount of $17.9 million, which represented the net book value of the vessel and her inventories, and (b) liabilities directly associated with assets held for sale of $2.3 million, representing the 10% deposit on the sale price collected upon signing the agreement for the sale of the vessel.

18  See table 5

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended June 30,		Six-Months Period Ended June 30,
	2022	2023	2022	2023
REVENUES:
Revenues	95,463	73,315	176,565	142,808
Commissions	(3,862)	(2,698)	(7,218)	(5,346)
Net revenues	91,601	70,617	169,347	137,462
EXPENSES:
Voyage expenses	(1,120)	(4,226)	(5,458)	(10,157)
Vessel operating expenses	(18,605)	(25,940)	(38,971)	(47,833)
Depreciation	(12,228)	(13,167)	(23,534)	(26,179)
General and administrative expenses	(5,160)	(5,748)	(10,571)	(11,637)
Gain on sale of assets	—	—	—	4,637
Operating income	54,488	21,536	90,813	46,293
OTHER (EXPENSE) / INCOME:
Interest expense	(3,513)	(5,741)	(6,399)	(11,348)
Other finance cost	(133)	(402)	(824)	(420)
Interest income	44	455	59	827
(Loss)/gain on derivatives	(269)	339	3,958	1,551
Foreign currency gain/(loss)	217	(283)	24	(1,031)
Amortization and write-off of deferred finance charges	(505)	(520)	(937)	(1,177)
Net income	50,329	15,384	86,694	34,695
Less Preferred dividend	2,232	2,000	4,978	4,000
Net income available to common shareholders	48,097	13,384	81,716	30,695
Earnings per share basic and diluted	0.40	0.12	0.67	0.27
Weighted average number of shares	121,625,952	112,949,196	121,639,050	115,663,407

	Six-Months Period Ended June 30,
	2022	2023
(In millions of U.S. Dollars)
CASH FLOW DATA
Net cash provided by operating activities	124.8	61.3
Net cash used in investing activities	(166.6)	(70.7)
Net cash provided by/(used in) financing activities	15.2	(14.3)
Net decrease in cash and cash equivalents	(26.6)	(23.7)

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands of U.S. Dollars)

	December 31, 2022	June 30, 2023
ASSETS
Cash and cash equivalents, time deposits, and restricted cash	114,377	79,236
Other current assets	31,344	27,286
Assets held for sale	11,980	17,860
Vessels, net	1,001,120	1,039,133
Advances for vessels	76,280	78,531
Restricted cash non-current	8,900	9,250
Other non-current assets	1,917	3,139
Total assets	1,245,918	1,254,435
LIABILITIES AND EQUITY
Current portion of long-term debt	43,556	45,224
Liabilities directly associated with assets held for sale	16,930	2,250
Other current liabilities	30,831	30,995
Long-term debt, net of current portion	370,806	400,483
Other non-current liabilities	11,879	10,488
Shareholders’ equity	771,916	764,995
Total liabilities and equity	1,245,918	1,254,435

TABLE 4

RECONCILIATION OF ADJUSTED NET INCOME, EBITDA, ADJUSTED EBITDA AND ADJUSTED EARNINGS PER SHARE

	Three-Months Period Ended June 30,		Six-Months Period Ended June 30,
(In thousands of U.S. Dollars except for share and per share data)	2022	2023	2022	2023
Adjusted Net Income
Net Income	50,329	15,384	86,694	34,695
Less Gain on sale of assets	—	—	—	(4,637)
Plus Loss/(gain) on derivatives	269	(339)	(3,958)	(1,551)
Less Foreign Currency (gain)/loss	(217)	283	(24)	1,031
Adjusted net income	50,381	15,328	82,712	29,538
EBITDA - Adjusted EBITDA
Net Income	50,329	15,384	86,694	34,695
Plus Net Interest expense	3,469	5,286	6,340	10,521
Plus Depreciation	12,228	13,167	23,534	26,179
Plus Amortization and write-off of deferred finance charges	505	520	937	1,177
EBITDA	66,531	34,357	117,505	72,572
Less Gain on sale of assets	—	—	—	(4,637)
Plus Loss/(gain) on derivatives	269	(339)	(3,958)	(1,551)
Less Foreign Currency (gain)/loss	(217)	283	(24)	1,031
ADJUSTED EBITDA	66,583	34,301	113,523	67,415
Earnings per share
Net Income	50,329	15,384	86,694	34,695
Less Preferred dividend	2,232	2,000	4,978	4,000
Net income available to common shareholders	48,097	13,384	81,716	30,695
Weighted average number of shares	121,625,952	112,949,196	121,639,050	115,663,407
Earnings per share	0.40	0.12	0.67	0.27
Adjusted Earnings per share
Adjusted net income	50,381	15,328	82,712	29,538
Less Preferred dividend	2,232	2,000	4,978	4,000
Adjusted Net income available to common shareholders	48,149	13,328	77,734	25,538
Weighted average number of shares	121,625,952	112,949,196	121,639,050	115,663,407
Adjusted Earnings per share	0.40	0.12	0.64	0.22

- EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share are non-US GAAP financial measurements.

- EBITDA represents Net income before interest, income tax expense, depreciation and amortization.

- Adjusted EBITDA represents EBITDA before gain on sale of assets, gain/(loss) on derivatives and gain/(loss) on foreign currency.

- Adjusted Net income represents Net income before gain on sale of assets, gain/(loss) on derivatives and gain/(loss) on foreign currency.

- Adjusted earnings per share represents Adjusted Net income less preferred dividend divided by the weighted average number of shares.

- EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Company believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Company believes that including these supplemental financial measures assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our financial and operational performance in assessing whether to continue investing in us. The Company believes that EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share are useful in evaluating the Company’s operating performance from period to period because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, the calculation of Adjusted EBITDA and Adjusted Net Income/(loss) generally further eliminates from EBITDA and Net Income/(loss) respectively the effects from impairment and loss on vessels held for sale, gain/(loss) on sale of assets, gain/(loss) on derivatives, early redelivery income/(cost), other operating expenses and gain/(loss) on foreign currency, items which may vary from year to year and for different companies for reasons unrelated to overall operating performance. EBITDA, Adjusted EBITDA,

Adjusted Net income and Adjusted earnings per share have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. While EBITDA and Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share, are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. In evaluating Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share should not be construed as an inference that our future results will be unaffected by the excluded items.

TABLE 5: FLEET DATA, AVERAGE DAILY INDICATORS RECONCILIATION

	Three-Months Period Ended June 30,		Six-Months Period Ended June 30,
	2022	2023	2022	2023
FLEET DATA
Number of vessels at period end	42	45	42	45
Average age of fleet (in years)	10.47	10.60	10.47	10.60
Ownership days (1)	3,735	4,005	7,294	7,949
Available days (2)	3,612	3,844	7,050	7,709
Average number of vessels in the period (3)	41.04	44.01	40.30	43.92
AVERAGE DAILY RESULTS
Time charter equivalent rate (4)	$ 25,050	$ 17,271	$ 23,247	$ 16,514
Daily vessel operating expenses (5)	$ 4,981	$ 6,477	$ 5,343	$ 6,017
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses (6)	$ 4,648	$ 5,224	$ 4,782	$ 5,179
Daily general and administrative expenses (7)	$ 1,382	$ 1,435	$ 1,449	$ 1,464
TIME CHARTER EQUIVALENT RATE RECONCILIATION
(In thousands of U.S. Dollars except for available days and Time charter equivalent rate)
Revenues	$ 95,463	$ 73,315	$ 176,565	$ 142,808
Less commissions	(3,862)	(2,698)	(7,218)	(5,346)
Less voyage expenses	(1,120)	(4,226)	(5,458)	(10,157)
Time charter equivalent revenue	$ 90,481	$ 66,391	$ 163,889	$ 127,305
Available days (2)	3,612	3,844	7,050	7,709
Time charter equivalent rate (4)	$ 25,050	$ 17,271	$ 23,247	$ 16,514

_____________

(1) Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2) Available days represent the total number of days in a period during which each vessel in our fleet was in our possession, net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3) Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(4) Time charter equivalent rate, or TCE rate, represents our charter revenues less commissions and voyage expenses during a period divided by the number of available days during such period. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on period time charters and spot time charters with daily earnings generated by vessels on voyage charters, because charter rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on period time charters and spot time charters generally are expressed in such amounts. We have only rarely employed our vessels on voyage charters and, as a result, generally our TCE rates approximate our time charter rates.

(5) Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period. Vessel operating expenses include crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance including dry-docking, statutory and classification expenses and other miscellaneous items.

(6) Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by ownership days for such period. Dry-docking expenses include costs of shipyard, paints and agent expenses and pre-delivery expenses include initially supplied spare parts, stores, provisions and other miscellaneous items provided to a newbuild acquisition prior to their operation.

(7) Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period. Daily general and administrative expenses include daily management fees payable to our Managers and daily company administration expenses.

Table 6: Detailed fleet and employment profile as of July 21, 2023

Vessel Name	Dwt	Year Built [1]	Country of Construction	Charter Type	Charter Rate [2]	Commissions [3]	Charter Period [4]
CURRENT FLEET
Panamax
Katerina	76,000	2004	Japan	Period[20]	$10,950 + 50% *101% BPI 74 4TC	5.00%	September 2022	August 2023
Maritsa	76,000	2005	Japan	Period	$ 16,950	3.75%	April 2023	March 2024
Paraskevi 2	75,000	2011	Japan	Period	$ 16,100	5.00%	April 2023	January 2024
Zoe [11]	75,000	2013	Japan	Period[23]	BPI 74 4TC * 104.25%	5.00%	September 2022	August 2023
Koulitsa 2	78,100	2013	Japan	Period[31]	BPI 74 4TC * 114%	3.75%	April 2023	November 2023
Kypros Land [11]	77,100	2014	Japan	Period[13]	$ 13,800	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Sea	77,100	2014	Japan	Period[13]	$ 13,800	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	September 2022
					$ 24,123	3.75%	September 2022	December 2022
					BPI 82 5TC * 97% - $2,150	3.75%	December 2022	March 2023
					$ 13,502	3.75%	March 2023	June 2023
					$ 16,121	3.75%	June 2023	September 2023
					BPI 82 5TC * 97% - $2,150	3.75%	September 2023	July 2025
Kypros Bravery	78,000	2015	Japan	Period[12]	$ 11,750	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	March 2023
					$ 15,151	3.75%	March 2023	June 2023
					BPI 82 5TC * 97% - $2,150	3.75%	June 2023	August 2025
Kypros Sky [9]	77,100	2015	Japan	Period[12]	$ 11,750	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Loyalty	78,000	2015	Japan	Period[12]	$ 11,750	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	September 2022
					$ 23,153	3.75%	September 2022	December 2022
					BPI 82 5TC * 97% - $2,150	3.75%	December 2022	March 2023
					$ 12,726	3.75%	March 2023	June 2023
					$ 14,423	3.75%	June 2023	September 2023
					$ 15,151	3.75%	September 2023	December 2023
					BPI 82 5TC * 97% - $2,150	3.75%	December 2023	July 2025
Kypros Spirit [9]	78,000	2016	Japan	Period[13]	$ 13,800	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	March 2023
					$ 14,423	3.75%	March 2023	June 2023
					BPI 82 5TC * 97% - $2,150	3.75%	June 2023	July 2025
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	Period	$ 16,850	3.75%	March 2023	October 2023
Pedhoulas Leader	82,300	2007	Japan	Period[32]	BPI 82 5TC * 98%	3.75%	January 2023	October 2023
Pedhoulas Commander	83,700	2008	Japan	Spot	$ 8,125	5.00%	July 2023	September 2023
Pedhoulas Cherry	82,000	2015	China	Period[18]	$ 24,000	5.00%	July 2022	August 2023
Pedhoulas Rose	82,000	2017	China	Spot[18]	$ 11,000	5.00%	July 2023	August 2023
Pedhoulas Cedrus[14]	81,800	2018	Japan	Period[17]	$11,000 + 50% *112.5% BPI 82 5TC	5.00%	March 2023	February 2024
Vassos[8]	82,000	2022	Japan	Period	$ 15,700	5.00%	July 2023	November 2023
Post-Panamax
Marina	87,000	2006	Japan	Spot[18]	$ 7,500	5.00%	July 2023	August 2023
Xenia	87,000	2006	Japan	Period[18]	$ 7,000	3.75%	February 2023	August 2023
Sophia	87,000	2007	Japan	Spot[18,25]	$ 7,000	5.00%	July 2023	August 2023
Eleni	87,000	2008	Japan	Spot [18]	$ 7,500	5.00%	July 2023	August 2023
Martine	87,000	2009	Japan	Spot[18]	$ 11,000	5.00%	June 2023	July 2023
Andreas K	92,000	2009	South Korea	Spot[18]	$ 8,500	5.00%	June 2023	July 2023
Panayiota K [10]	92,000	2010	South Korea	Spot[18]	$ 7,500	5.00%	July 2023	August 2023
Agios Spyridonas [10]	92,000	2010	South Korea	Spot[18]	$ 9,850	4.75%	June 2023	August 2023
Venus Heritage [11]	95,800	2010	Japan	Spot[18]	$ 11,250	5.00%	June 2023	August 2023
Venus History [11]	95,800	2011	Japan	Spot [18]	$ 9,500	5.00%	July 2023	August 2023
Venus Horizon	95,800	2012	Japan	Spot[18]	$ 14,000	5.00%	May 2023	July 2023
Venus Harmony	95,700	2013	Japan	Period	$ 21,600	5.00%	June 2023	October 2023
Troodos Sun [16]	85,000	2016	Japan	Period [18,19]	BPI 82 5TC * 116.5%	4.38%	June 2023	May 2024
Troodos Air	85,000	2016	Japan	Period [18,22]	BPI 82 5TC * 113.5%	5.00%	June 2023	May 2024
Troodos Oak	85,000	2020	Japan	Period	$ 15,500	3.75%	December 2022	August 2023
Climate Respect	87,000	2022	Japan	Period	$ 18,500	5.00%	December 2022	October 2023
Climate Ethics	87,000	2023	Japan	Period	$ 18,500	5.00%	January 2023	November 2023
Climate Justice	87,000	2023	Japan	Period	$ 21,500	5.00%	July 2023	June 2024
Capesize
Mount Troodos	181,400	2009	Japan	Period[28,18]	BCI 5TC * 106%	3.75%	March 2023	January 2024
Kanaris	178,100	2010	China	Period [5]	$ 25,928	2.50%	September 2011	September 2031
Pelopidas	176,000	2011	China	Period [27,18]	$ 25,250	3.75%	June 2022	May 2025
Aghia Sofia[24]	176,000	2012	China	Period[26,18]	BCI 5TC * 123%	5.00%	June 2023	May 2024
Lake Despina [7]	181,400	2014	Japan	Period [6,18]	$ 25,200	5.00%	February 2022	February 2025
Stelios Y	181,400	2012	Japan	Period [15]	$ 24,400	3.75%	November 2021	November 2024
				Period[29]	BCI 5TC * 117%	3.75%	November 2024	February 2027
Maria	181,300	2014	Japan	Period[30,18]	BCI 5TC * 130%	3.75%	January 2023	January 2024
Michalis H	180,400	2012	China	Period[21,18]	$ 23,000	3.75%	September 2022	July 2025
TOTAL	4,467,600
CHARTERED-IN
Arethousa [33]	75,000	2012	Japan	Spot	$ 7,900	5.00%	July 2023	July 2023
TOTAL	75,000
Orderbook
TBN	82,000	Q4 2023	Japan
TBN	82,000	Q4 2023	Japan
TBN	82,000	Q4 2023	Japan
TBN	82,000	Q1 2024	Japan
TBN	82,000	Q1 2024	Japan
TBN	82,500	Q3 2024	China
TBN	82,500	Q1 2025	China
TBN	82,000	Q2 2025	Japan
TOTAL	657,000

(1) For existing vessels, the year represents the year built. For any newbuilds, the date shown reflects the expected delivery dates.

(2) Quoted charter rates are the recognized daily gross charter rates. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rate represents the weighted average gross daily charter rate over the duration of the applicable charter period or series of charter periods, as applicable. In the case of a charter agreement that provides for additional payments, namely ballast bonus to compensate for vessel repositioning, the gross daily charter rate presented has been adjusted to reflect estimated vessel repositioning expenses. Gross charter rates are inclusive of commissions. Net charter rates are charter rates after the payment of commissions. In the case of voyage charters, the charter rate represents revenue recognized on a pro rata basis over the duration of the voyage from load to discharge port less related voyage expenses.

(3) Commissions reflect payments made to third-party brokers or our charterers.

(4) The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of July 21, 2023, the scheduled start dates. Actual start dates and redelivery dates may differ from the referenced scheduled start and redelivery dates depending on the terms of the charter and market conditions and does not reflect the options to extend the period time charter.

(5) Charterer of MV Kanaris agreed to reimburse us for part of the cost of the scrubbers and BWTS installed on the vessel, which is recorded by increasing the recognized daily charter rate by $634 over the remaining tenor of the time charter party.

(6) A period time charter for a duration of 3 years at a gross daily charter rate of $22,500 plus an one-off $3.0 million payment upon charter commencement. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at a gross daily charter rate of $27,500.

(7) MV Lake Despina was sold and leased back in April 2021 on a bareboat charter basis for a period of seven years with a purchase option in favor of the Company five years and six months following the commencement of the bareboat charter period at a predetermined purchase price.

(8) MV Vassos was sold and leased back in May 2022 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(9) MV Kypros Sky and MV Kypros Spirit were sold and leased back in December 2019 on a bareboat charter basis for a period of eight years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(10) MV Panayiota K and MV Agios Spyridonas were sold and leased back in January 2020 on a bareboat charter basis for a period of six years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices. In January 2023 the Company exercised the purchase options in both vessels and the ownership of MV Panayiota K and MV Agios Spyridonas was transferred back to the Company.

(11) MV Zoe, MV Kypros Land, MV Venus Heritage and MV Venus History were sold and leased back in November 2019, on a bareboat charter basis, one for a period of eight years and three for a period of seven and a half years, with a purchase option in favor of the Company five years and nine months following the commencement of the bareboat charter period at a predetermined purchase price.

(12) A period time charter of five years at a daily gross charter rate of $11,750 for the first two years and a gross daily charter rate linked to the BPI-82 5TC times 97% minus $2,150, for the remaining period.

(13) A period time charter of five years at a daily gross charter rate of $13,800 for the first two years and a gross daily charter rate linked to the BPI-82 5TC times 97% minus $2,150, for the remaining period.

(14) MV Pedhoulas Cedrus was sold and leased back in February 2021 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(15) A period time charter for a duration of 3 years at a gross daily charter rate of $24,400. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at a gross daily charter rate of $26,500.

(16) MV Troodos Sun was sold and leased back in September 2021 on a bareboat charter basis for a period of ten years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(17) A period time charter of 12 to 14 months at a daily gross charter rate of $11,000 plus additional  gross daily charter rate linked to the 50% of the BPI-82 5TC times 112.5% .

(18) Scrubber benefit was agreed on the basis of consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is not included on the daily gross charter rate presented.

(19) A period time charter of 11 to 13 months at a daily gross charter rate linked to the BPI-82 5TC times 116.5% .

(20) A period time charter of 11 to 13 months at a daily gross charter rate of $10,950 plus additional  gross daily charter rate linked to the 50% of the BPI-74 4TC times 101% .

(21) A period time charter for a minimum duration of  three years at a gross daily charter rate of $23,000. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at the same gross daily charter rate.

(22) A period time charter of 11 to 14 months at a daily gross charter rate linked to the BPI-82 5TC times 113.5% .

(23) A period time charter of 10 to 13 months at a daily gross charter rate linked to the BPI-74 4TC times 104.25% .

(24) MV Aghia Sofia was sold and leased back in September 2022 on a bareboat charter basis, for a period of 5 years  with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(25) A spot time charter at a daily gross charter rate of $7,000 plus ballast bonus of $0.1 million upon charter commencement.

(26) A period time charter for a duration of 11 to 14 months at a gross daily charter rate linked to the BCI 5TC times 123%.

(27) A period time charter for a duration of  three years at a gross daily charter rate of $25,250. The charter agreement also grants the charterer an option to extend the period time charter for an additional year  at the same gross daily charter rate.

(28) A period time charter for a duration of 11 to 14 months at a gross daily charter rate linked to the BCI 5TC times 106%.

(29) A period time charter for a duration of  two and a half  years at a gross daily charter rate linked to the BCI 5TC times 117%. The charter agreement also grants the charterer an option to extend the period time charter for an additional three years  at a gross daily charter rate of $23,000.

(30) A period time charter for a duration of 12 to 18 months at a gross daily charter rate linked to the BCI 5TC times 130%.

(31) A period time charter of 8 to 10 months at a daily gross charter rate linked to the BPI-74 4TC times 114% .

(32) A period time charter of 9 to 12 months at a daily gross charter rate linked to the BPI-82 5TC times 98% .

(33) In March 2023, the Company entered into an agreement to sell MV Efrossini, a 2012 Japanese-built, Panamax class vessel to an unaffiliated third party at a gross sale price of $22.5 million. The sale was consummated in July 2023, upon the delivery of  the vessel to her new owners renamed MV Arethousa and immediately chartered back by the Company at a gross daily charter rate of $16,050 for a period of ten to fourteen months.

About Safe Bulkers, Inc.

The Company is an international provider of marine dry-bulk transportation services, transporting bulk cargoes, particularly grain, coal and iron ore, along worldwide shipping routes for some of the world’s largest users of marine dry-bulk transportation services. The Company owns 44 vessels, 12 of which are eco-ships and four are IMO GHG Phase 3 – NOx Tier III vessels and has an outstanding orderbook of eight IMO GHG Phase 3 – NOx Tier III newbuild vessels. The Company’s common stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.C”, and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1934, as amended, and in Section 21E of the Securities Act of 1933, as amended) including, among other items, statements concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, business disruptions due to natural disasters or other events, such as the recent COVID-19 pandemic, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, changes in TCE rates, changes in fuel prices, risks associated with operations outside the United States, general domestic and international political conditions, uncertainty in the banking sector and other related market volatility, disruption of shipping routes due to political events, risks associated with vessel construction and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President

Safe Bulkers, Inc.

Tel.: +30 21 11888400

+357 25 887200

E-Mail:directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail:safebulkers@capitallink.com